March 26, 2026

Nan Zheng
Chief Executive Officer
Wetour Robotics Limited
Room 7003
3300 N Interstate 35 Ste 700
Austin, TX 78705

       Re: Wetour Robotics Limited
           Registration Statement on Form F-3
           Filed March 17, 2026
           File No. 333-294373
Dear Nan Zheng:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Fang Liu, Esq.